Investment Advisory Agreement
Calvert Investment Management, Inc.
Calvert SAGE Fund

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert SAGE Fund dated November 4, 2008, and effective as of December 12, 2008, with respect to Calvert Equity Income Fund (the "Fund"), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Equity Income Fund: 0.65%

CALVERT SAGE FUND

BY: _______________________

William M. Tartikoff

Vice President and Secretary

Calvert INVESTMENT MANAGEMENT, INC.

BY: ________________________

Ronald M. Wolfsheimer

Chief Financial and Administrative Officer

and Senior Vice President

Effective Date: October 31, 2011